Investor Presentation April 2017 Exhibit 99.1

Disclaimer This presentation has been prepared and issued by Nomad Foods Limited (the "Company"). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as "aim", "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "should", "strategy", "will" and words of similar meaning, including all matters that are not historical facts. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Market and competitive position data in this Presentation has generally been obtained from industry publications and surveys or studies conducted by third-party sources. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, EBITDA, As Adjusted EBITDA, As Adjusted EBITDA margin, As Adjusted operating profit, As Adjusted (loss)/profit before tax, As Adjusted (loss)/profit for the period, As Adjusted basic and diluted earnings per share, revenue adjusted for certain items, including like-for-like adjustments, advertising and promotions adjusted for certain item, including like-for-like adjustments, indirects adjusted for certain items, including like-for-like adjustments, Pro Forma As Adjusted financial information, As Adjusted operating cash flow before tax and Pro Forma As Adjusted operating cash flow before tax. Nomad Foods believe these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, refer to the Company earnings press release and investor presentation for the three and twelve months ended December 31, 2016 included on the Company’s website at www.nomadfoods.com.

Company a Company & Market Overview

Our Strategic Vision 4 Our Goal Transform Nomad into a Leading Global Consumer Foods Company Operational Excellence Catalyze organic topline growth through “Must Win Battles” while managing operating expenses with a disciplined, ZBB-based philosophy Global Growth Across Food Pursue value creating acquisition opportunities that expand our geographic footprint into the US market and our category reach outside of frozen Consolidate Frozen Continue to seek bolt-on acquisitions to complete our consolidation of the European frozen food category

5 Company Snapshot Key Facts Leading branded frozen food player in Western Europe with sales of €1,928m (FY 2016A) Operations in 17 countries in Western Europe, commanding a 13.8% market share of the frozen food market (excluding ice cream) #1 branded frozen player in 10 countries including UK, Italy, Germany, France and Sweden Strong brands including Iglo, Findus and Birds Eye Adjusted EBITDA margin of 16.9% Successful integration platform with significant cash flow generation and synergies to fund external growth #1 Branded Frozen Player in 10 Countries Market Position 1 1 1 1 1 1 1 1 1 1 2 2 3 3 Source: Company filings, presentations and press releases, Euromonitor and Ipsos

UK Italy Germany Sweden France Brand Present Market Position Relative Share1 1.7x 2.9x 1.1x 1.3x 1.4x Revenue and % of Revenue €459m (24%) €349m (18%) €267m (14%) €218m (11%) €169m (9%) Market Share in Nomad’s Key Categories (%) Geographic Overview 1 1 1 1 1 6

Category Overview Categories Category Description Nomad’s Market Share1 Relative Market Share1, 2 # Countries with #1 Position 2016 Sales % of 2016 Sales Select Products Fish Comprises of products such as fish fingers, coated fish and natural fish among others 25.8% 5.6x 9 €760m Vegetables Includes ready to eat vegetables products such as peas and cream spinach among others 24.2% 7.8x 11 €383m Meals Product offerings include ready to cook pasta, lasagna, pancakes, sofficini, curries and others 14.3% 1.9x 9 €198m Poultry Products such as nuggets, grills and burgers 21.8% 4.8x 7 €166m Source: Company filings, presentations and press releases, Euromonitor and Ipsos 7

A Portfolio of Iconic Brands with Strong Heritage … Underpinned by Iconic Brands and Assets with Strong Brand Equity Iconic brands with almost 100 years of history #1 consumer choice Brand recognition drives consumer trust and demand [61] years history [76] years history [53] years history [95] years history [36] years history [55] years history Source: Ipsos. (1)Due to spontaneous brand awareness questionnaire structure changes, 2016 scores are not directly comparable with 2015 scores published. Captain Birds Eye Croustibat Carletto Blubb Spontaneous brand awareness rank 2016 Spontaneous Brand Awareness %(1) #1 #1 #1 #1 #2 8

Geographically Diversified Manufacturing Footprint

Nomad Foods

- 10 best-in-class / well-invested manufacturing facilities across Europe
- Strategically located in key markets with nimble supply chain able to serve local markets
- Sufficient spare capacity available to accommodate future growth in main categories

Name of plant (Country)		
Cap.	Utilization	Products
Capacity in 000s tonnes (% share of capacity)	Utilization %	Products manufactured

Tonsberg		
Cap.	Utilization	Products
89 (10%)	59%	Vegetables

Larvik		
Cap.	Utilization	Products
17 (2%)	40%	Vegetables, Fish, Other (Soup, Pizza)

Lowestoft		
Cap.	Utilization	Products
155 (18%)	80%	Fish, Poultry, Vegetables, Burgers

Reken		
Cap.	Utilization	Products
119 (14%)	70%	Vegetables, Meals

BSM		
Cap.	Utilization	Products
30 (3%)	65%	Fish

Valladolid		
Cap.	Utilization	Products
53 (6%)	23%	Meals, Bakery, Sauces

Loftahammer		
Cap.	Utilization	Products
9 (1%)	40%	Bakery

Bjuv		
Cap.	Utilization	Products
110 (13%)	45%	Vegetables, Meals

Bremerhaven		
Cap.	Utilization	Products
128 (15%)	75%	Fish, Vegetables

Cisterna		
Cap.	Utilization	Products
169 (19%)	50%	Fish, Vegetables, Meals



Sweden
Finland
Norway
United Kingdom
Russia
Denmark
Netherlands
Germany
Belgium
Austria
France
Italy
Spain
Greece
Nomad's Markets

Facility recently closed, production has been transferred to Reken, Valladolid, and Cisterna facilities.

9

Source: Company filings, presentations and press releases, Euromonitor and Ipsos

Frozen Market Retail Value ’11 – ’16 CAGR: 1.1% (€bn) Font: 11 56 98 0 32 96 0 32 96 217 217 217 89 89 89 0 176 240 Font: 89 89 89 European Frozen Food is Large and Resilient Source: Euromonitor 10

Frozen Fish Frozen Vegetables Frozen Meals Frozen Poultry Total Nomad % Market Share in Respective Markets 25.8% 24.2% 14.3% 21.8% Market Position by Country (2015) Austria 1 1 1 1 1 Belgium 1 1 1 1 1 Finland 1 2 1 3 France 1 2 2 1 1 Germany 1 1 3 1 1 Ireland 2 1 2 1 2 Italy 1 1 1 5 1 Netherlands 1 1 1 3 Norway 1 1 1 2 Portugal 2 1 1 1 1 Spain 3 1 1 2 1 Sweden 1 1 1 1 UK 2 1 2 1 1 Total #1 Positions 9 11 9 7 9 (€Millions) Market Leadership Across Most Business Lines Source: Euromonitor 11

Company a Organic Growth Strategy

Key Actions to Stabilize and Grow A C Redirect resources behind Must Win Battles B D Leverage our local heroes Revenue management: untapped and complementary Cost efficiencies (organic and synergies) 13

c A Redirect resources behind Must Win Battles 14

What are “Must Win Battles”? A strategic cross-portfolio evaluation resulting in redirected resources to our most scalable sub-categories Key “Must Win Battles” criteria include market share, gross margin, growth potential and ROI A renewed focus on core products and local brand icons Examples include Fish Fingers, Spinach and Peas 360 degree activation through a coordination of product innovation, packaging renovation, in-store execution and media First major wave of activations began in 3Q16 Evidence of Progress Entering 2017 Sales from “Must Win Battles” products represented 67% of Nomad Foods sales in 2016 Related sales grew 1.2% in 4Q16, the first positive inflection A meaningful number of activations still to come in 1H17 “Must Win Battles” Are Working 15

Advertising Spending Redirected to Core Core v. NPD GRPs Note: 2012 – 2015 shows split between Core and NPD products, whilst 2016 shows split between MWBs and Other 16

“Must Win Battles” Success Stories Fish Fingers Fish Fingers was one of the first “Must Win Battles” launched across a number of markets 360 degree activation: return of highly effective “Captain” advertising, product innovation (“Gluten Free”, “Crispier Crumb”), upgraded packaging and revised promotional tactics 4Q16 Fish Finger like-for-like sales grew 6.2%, a third consecutive quarter of growth Spinach Spinach was activated in Germany, Austria and the Netherlands in 4Q16, resulting in a return to YoY growth 4Q16 Spinach like-for-like growth inflected into positive territory, up 1.7% Revival of this core category demonstrates the impact of “Must Win Battles” 7

Packaging Renovation Illustration Previous Strategy Single global masterbrand campaigns New Strategy Local icons (“Captain”) with focus on food 18

c B Leverage our local heroes 19

Fish Fingers – The Captain is Back Restore iconic local brand assets Invest in 3-4 priority platforms at scale Pursue 360˚ campaigns from above the line to POS TV campaign (FiFi Original & Battered, WG Tag) Digital activation (storrytelling at scale) PR (driving reach) Promotions (focus on Merlin & Treasure) POS (linked to ATL & POS-brochures) New product platform (incl. new design & NPDs) Newspaper Captain back on air in 6 countries and new copy for 2017 being developed New packaging design to further utilise our iconic assets and also more focus on the food 360˚ campaigns at consumer touch points Actions Taken Strategy 20

Fish Fingers - Strategy in Action Fish Fingers Communications Effectiveness Index Source: IPSOS Monthly Equity tracking 52 weeks 12 weeks 4 weeks DE -0.5 1.0 0.6 IT -3.1 0.6 -0.3 UK 0.6 2.4 0.8 Household Penetration pp change vs LY Source: Kantar GFK to 31/12/16 52 weeks 12 weeks 4 weeks DE 6.4% 26.4% 33.2% IT 1.0% 7.6% 5.7% UK 5.2% 14.4% 16.7% Fish Fingers Value Sales % change vs LY (sales out) Source: Nielsen Scantrak/IRI to 01/01/17   Mar '16 Apr '16 May '16 Jun '16 Jul '16 Aug '16 Sep '16 Oct '16 Nov '16 Dec '16 DE 177 148         209 181     IT 203     150   140 133 144 183   UK           123     21

c C Revenue management: untapped and complementary 22

Net Revenue Management – A New Way of Working Reallocate Top-line Spend to Must Win Battles Build Capabilities to Deliver Profitable Plans 1. Prioritise Distribution Opportunities 2. Reallocate Promotional Spend 3. Optimise Price Pack Architecture 4. Increase Trade Terms Conditionality 5. Upgrade Capabilities and Resources 23

c D Cost efficiencies (organic and synergies) 24

Findus Synergy and Integration Commercial / “best practice” synergies Supply chain and manufacturing synergies Indirect cost synergies High level of confidence to deliver potential €43 million to €48 million by 2018; realized €12 million run-rate synergies as of 2016 Potential incremental manufacturing footprint rationalization Potential incremental working capital and future capex opportunities €25m €35m €43m 25

Company a Consolidation Opportunity

Three “Buckets” of M&A Opportunity 1 2 3 European Frozen: Consolidation opportunity Procurement, manufacturing, logistics & sales force synergies Best practice and G&A synergies European Non-Frozen: Platform & tuck-in opportunity to expand into new categories Procurement and manufacturing synergies (product dependent) Best practice and G&A synergies Non-European: Platform opportunity to expand geographically Procurement synergies (product dependent) Best practice and G&A synergies We see acquisitions as the best use of excess capital with a primary goal of creating shareholder value as we evaluate potential transactions 27

Company a 2016 Financial Review

Stabilize Topline Trends 4Q16 like-for-like sales decline of 2.7% 5th consecutive quarter of sequential topline improvement “Must Win Battles” strategy is working with related sales inflecting positive 1.2% in 4Q16 Momentum into 2017 with 1Q like-for-like sales growth expected to move into positive territory Realize Synergies from the Findus Acquisition €12 million run-rate synergies delivered as of 2016 Remain on track to deliver €43-48 million annualized synergies by 2018 Generate Strong Cash Flow to Drive Consolidation within the Global Food Industry Continue to view strategic acquisitions as the best use of excess capital Enter 2017 with a stronger operational foundation to support future acquisitions Exceeded our target of €200 million adjusted free cash flow in 2016 2016 Highlights 29

Food of Life Pan-European Ad Campaign Launch New Packaging Launch NPD Strategy Launches Cost Review Like-for-Like Net Sales Growth Quarterly Like-for-Like Net Sales Pre-Nomad Strategy New Strategic Direction Annual Negotiations Promo Changes Renovation Launches Refreshed Advertising Strategic Review Revenue Mgmt. Annual Negotiations New Advertising 1Q17 and 2017 like-for-like sales are expected to be positive 5 Consecutive Quarters of Sequential Improvement 30

2016 Revenue Bridge 1) For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 for the combined results of Nomad Foods, the Iglo Group and the Findus Group. Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 includes the reported results of Nomad Foods for such period (which includes the results of the Iglo Group from June 1, 2015 and the Findus Group from November 2, 2015) and have had (i) the reported results of the Iglo Group for the five months ended May 31, 2015 added to them; (ii) the unaudited consolidated carve out results of the Findus Group for the ten months ended October 31, 2015 added to them, as set out in Appendix 4. The Pro Forma As Adjusted results for the twelve months ended December 31, 2015 have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, share based payment charges, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation. Like-for-Like Revenue: (4.0%) 1) 31

2016 Gross Profit Bridge 29.5% 29.6% Gross Margin: +0.1% 1) Like-for-Like Gross Profit: (€18.7m) 2) 2) 1) For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 for the combined results of Nomad Foods, the Iglo Group and the Findus Group. Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 includes the reported results of Nomad Foods for such period (which includes the results of the Iglo Group from June 1, 2015 and the Findus Group from November 2, 2015) and have had (i) the reported results of the Iglo Group for the five months ended May 31, 2015 added to them; (ii) the unaudited consolidated carve out results of the Findus Group for the ten months ended October 31, 2015 added to them, as set out in Appendix 4. The Pro Forma As Adjusted results for the twelve months ended December 31, 2015 have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, share based payment charges, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation 2) Volume & Mix have been calculated on full year numbers and will not equal the sum of the individual quarters of the year due to differences in the Gross Profit per Kilogram calculations when using full year figures 32

2016 Operating Performance 1) 1) For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 for the combined results of Nomad Foods, the Iglo Group and the Findus Group. Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 includes the reported results of Nomad Foods for such period (which includes the results of the Iglo Group from June 1, 2015 and the Findus Group from November 2, 2015) and have had (i) the reported results of the Iglo Group for the five months ended May 31, 2015 added to them; (ii) the unaudited consolidated carve out results of the Findus Group for the ten months ended October 31, 2015 added to them, as set out in Appendix 4. The Pro Forma As Adjusted results for the twelve months ended December 31, 2015 have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, share based payment charges, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation. 33

Key Cash Flow Metrics 1) All 2015 figures are Pro Forma/Pro Forma As Adjusted. 2) 2015 pro forma information has been calculated based on the charge to the Statement of Profit or Loss. The methodology differs to that used in Q2 2016. The year to date cash flow of €90.1 million shown in Q2 2016 would be restated to €51.9 million under this new methodology. 3) Calculated as the sum of financing costs paid less financing income received. 4) Calculated as As Adjusted Operating cash flow (excl. Tax) divided by As Adjusted EBITDA in 2016 and Pro Forma As Adjusted EBITDA in 2015. 5) One-off capital expenditure directly related to the Findus integration. 34

Company a 2017 Guidance

2017 Guidance Net Sales 1Q and 2017 Like-for-like sales growth to be positive 1Q reported sales growth negatively impacted 400 bps from foreign currency translation and leap year comparison Gross Profit and EBITDA 2017 gross profit ahead of 2016 2017 underlying EBITDA growth to be offset by the reinstatement of the in-year bonus scheme, anniversary of last year’s leap year and foreign currency translation 2017 as adjusted EBITDA to decline approximately €10 million, driven entirely by the anniversary of last year’s leap year and foreign currency translation 2017 gross profit and EBITDA to be more 2H weighted than 2016 due to the timing of UK price increases and A&P spend Cash Flow €200 million adjusted free cash flow (pre restructuring & non-recurring) €90 million restructuring & non-recurring (supply chain, lean programme, IT systems) €30-40 million settlement of legacy tax issues Note: Currency translation assumptions are based on the continuation of FX spot rates as of March 28, 2017. 36

2017 EBITDA Drivers 2017 EBITDA Drivers Revenues. Positive growth in like-for-like revenue offset by 180 bps related to leap year and FX Gross Profit. Gross profit dollars and gross margins to expand versus 2016 Indirect expenses. To decline versus 2016, excluding bonus reinstatement Advertising & promotion expenses. Approximately flat versus 2016 Underlying EBITDA to grow versus 2016 by approximately mid-single-digits % 2017 underlying EBITDA growth is being offset and masked by: FX translation (approximately €7 million ) Anniversary of 2016 leap year (approximately €3 million ) Reinstatement of bonuses (estimated to be €15-20 million, subject to performance ) Due to the aforementioned factors, adjusted EBITDA is expected to decline approximately €10 million versus 2016 37

2017 EBITDA Bridge 38